UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Extract from the Minutes of the Board of Directors

 Meeting held on MAY 30TH 2017

On May 30th, 2017, at 8 a.m., at the headquarters of Banco Santander (Brasil) S.A. (“Company” or “Santander”) and by video and call conference, the Board of Directors has met, with the attendance of the totality of its members, to take resolutions on the following Agenda: 6. Discussion about the Policy for Succession of the Senior Management Members.

(...) Note to item 6 (10:50) of the agenda, Mr. Daniel Pareto, Board Secretary, reported that the recommendations of the members of the Nomination and Governance Committee were incorporated into the version of the document submitted previously to the board members. The Board of Directors approved, therefore, the final version of the Policy for Succession of the Senior Management Members, drawn up in line with the resolution 4.538/16 of the Central Bank of Brazil.

São Paulo, May 30th, 2017. Messrs.  Álvaro Antônio Cardoso de Souza – Chairman;  Sergio Agapito Lires Rial – Vice-President; Celso Clemente Giacometti, Deborah Patrícia Wright, José Antonio Alvarez Alvarez, José Luciano Duarte Penido, José Maria Nus Badía, José de Paiva Ferreira, Conrado Engel – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_____________________________

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 1, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer